Pepperdine's Online MBA - The Online MBA Program from Pepperdine. No



Thomas Frosheiser · 3rd

nvolve **NVOLVE, Inc.**

Chief Executive Officer, Chairman of the Board at NVOLVE, Inc.

Greensboro, North Carolina, United States · Contact info

334 connections

Message More

Experience

nvolve

Chief Executive Officer, Chairman of the Board

NVOLVE, Inc. · Full-time
Jan 2021 – Present · 8 mos
Winston Salem, NC

Providing innovative and effective Remote Patient Monitoring (RPM) solutions for those with chronic conditions.

With Nvolve, you can engage and connect patients and providers between office visits to improve outcomes, satisfaction and productivity
www.nvolve.com

Member Board Of Directors

Voi, Inc.
2018 – Present · 3 yrs

San Francisco Bay Area

INTERIM CHIEF OPERATING OFFICER - Voi, Inc. 2018-2020
MEMBER - BOARD OF DIRECTORS - FIRST OPINION
(predecessor to Voi, Inc. acquired in 2018) 2017 - 2018
...see more

CHIEF EXECUTIVE OFFICER

Conversio Health
2018 – 2019 · 1 yr
Woodlands, TX

Led resources and efforts to expand revenue streams, eliminate cash burn, build executive team, and position company for strategic acquisition.
...see more

CHIEF EXECUTIVE OFFICER, PHYTEL

Phytel, An IBM Company
2013 – 2017 · 4 yrs
Dallas, TX

CHIEF EXECUTIVE OFFICER, PHYTEL
VICE PRESIDENT IBM WATSON (POST-ACQUISITION), 2015 – 2017
CHIEF OPERATING OFFICER ...see more

General Manager

CVS Caremark Corporation
1999 – 2013 · 14 yrs
Greensboro, NC

ADVISOR, 2012 – 2013
GENERAL MANAGER
SENIOR VICE PRESIDENT, 2004 – 2012
SENIOR VICE PRESIDENT - OPERATIONS ...see more

Show 2 more experiences

Education

California State University-Fullerton - College of Business and Economics

MBA, Finance
1991 – 1993

Bentley University
BS, Finance
1982 – 1984

Licenses & certifications

Certified Management Accountant CMA
IMA | Institute of Management Accountants

Executive Management Certificate
Northwestern University - Kellogg School of Management